These securities were disposed of in connection with a certain Stock
Acquisition and Voting Agreement (the "Acquisition Agreement"), dated as of March 30, 2006, by and between The McKay Group, Inc. ("Buyer"), Dr. David M. Long, Jr. ("Dr. Long"), Donna R. Long ("Mrs. Long"), Dr. Raymond A. Long ("Raymond Long"), the Long Family Trust, dated December 30, 1997 (the "Trust") and the Long Family Partners II LP ("Partners," or together with Dr. Long, Mrs. Long, Raymond Long, the Trust and Partners, the "Sellers"), by which an aggregate of 6,864,194 shares of Biofield Corp. Common Stock, in addition to $2,000,000 of debt (comprising principal and interest) owed to the Sellers by the Biofield Corp. were tranferred to Buyer. Pursuant to the Acquisition Agreement, Sellers are entitled to receive a royalty equal to one (1%) of net sales generated by worldwide sales of Biofield products over a three year period. In addition, Buyer is required to make reasonable best efforts to cause Biofield Corp. to convert the assigned debt into shares of Biofield Corp.'s Common Stock ("Converted Shares") at a price of $.05 per share. Upon any conversion, the Buyer is entitiled to retain 51% of the Converted Shares plus such additional number of Converted Shares so that Buyer would hold 51% of the Common Stock issued and outstanding (on a fully-diluted basis) immediately prior to the time of conversion. Any remaining Converted Shares are to be transferred to the Sellers. If the Buyer fails to convert the debt within ninety (90) days, the Buyer is required to re-assign the debt to the Sellers. In addition, pursuant to the Acquisition Agreement, to the extent that any other debt owed to the Sellers by Biofield Corp. is converted into shares of Common Stock, the Sellers agreed to transfer 51% of such shares to the Buyer. In connection with the sale, Dr. Long entered into a certain Consulting Agreement dated as of March 30, 2006 with Buyer, by which terms he would be entitled to receive a lump sum payment of $60,000 upon each anniversary of such agreement. The Consulting Agreement has a term of three (3) years.